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                                                              Exhibit (a)(1)(GG)

CLOCK TICKING ON OPTION EXCHANGE
As a reminder, 7 p.m. June 25 ET is the deadline for employees to elect to participate in Delta's option exchange program. The option exchange is a one-time offer that allows eligible employee option holders on the U.S. payroll to cancel their outstanding stock options that have an exercise price of $25 or higher and exchange them for a fewer number of replacement options at a new exercise price. The program is entirely voluntary. Step-by-step instructions, plus online calculators that can model exchange results based on assumptions entered by the employee, are posted at the HR Employee Connection [LINK]. Eligible option holders must call Merrill Lynch to participate. Faxed withdrawal forms found in the mailed materials are not acceptable. SkyShare participants should call 888-335-8218. PCP participants should call 866-297-0391.